Exhibit 99.1
SPHERE 3D CORP.
NOTICE OF VIRTUAL ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 20, 2022

The annual and special meeting of shareholders of Sphere 3D Corp. (the “Company”) will be held by virtual electronic means only, on Tuesday, December 20, 2022 at 11:00 a.m. (Eastern Time) (the “Meeting”) for the following purposes:
1.to consider and, if deemed advisable, to pass an ordinary resolution to increase the size of the board of directors, within the minimum and maximum number of directors prescribed under the Articles of the Company, to six directors and to elect six directors who will serve until the next annual shareholder meeting or until his or her successor is duly elected or appointed pursuant to the Business Corporations Act (Ontario) and the constating documents of the Company;
2.to consider and, if deemed advisable, to pass an ordinary resolution appointing MaloneBailey LLP as the Company’s auditor who will serve until the next annual shareholder meeting at a remuneration to be fixed by the Board of Directors (the “Board”);
3.to consider and, if deemed advisable, to pass an ordinary resolution authorizing the conversion into Company common shares certain outstanding Series H preferred shares (“Series H Preferred Shares”) that were issued in connection with the agreements between the Company and Hertford Advisors Ltd. (the “Hertford Transaction Proposal”);
4.to receive the audited financial statements of the Company for the year ended December 31, 2021, including the auditor’s report thereon; and
5.to transact such other business as may properly come before the Meeting or any adjournment thereof.
The aforementioned proposals numbered 1 through 3 above will each require the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the Meeting. Items 4 and 5 above require no vote. The Company’s by-laws provide that a quorum at the Meeting shall consist of at least two persons present and holding or representing by proxy not less than 25% of the total number of outstanding common shares having voting rights at the Meeting.
The Board has fixed the close of business on November 8, 2022 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

NOTICE AND ACCESS
Particulars of the foregoing matters are set forth in the management information circular (the “Circular”) under the sections identified as such. The Company has elected to use the notice-and-access provisions under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations (“Notice-and-Access Provisions”) of the Canadian Securities Administrators for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company by allowing the Company to post the Circular and any additional materials online. Shareholders will still receive this Notice of Meeting and a form of proxy and may choose to receive a hard copy of the Circular. The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions.
Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters. This Circular has been posted in full at https://docs.tsxtrust.com/2040 and under the Company’s profile on SEDAR at www.sedar.com. Any shareholder who wishes to receive a paper copy of the Circular, should contact the Company’s transfer agent, TSX Trust Company at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1, Canada, Toll-free: 1-866- 600-5869. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that shareholders ensure their request is received no later than December 10, 2022.
VOTING IN ADVANCE OF THE MEETING
This year, out of an abundance of caution, to proactively deal with the public health impact of COVID-19 outbreak, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. Since there will not be an in-person meeting. You are urged to return your proxy card to TSX Trust Company by one of the following methods:

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number included on the Proxy or voting instruction form
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TSX TRUST COMPANY Attention: Proxy Department Suite 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1
To be used at the Meeting, proxies must be received by TSX Trust Company not less than 48 hours (excluding Saturday, Sunday and statutory holidays in the province of Ontario) preceding the Meeting or an adjournment or postponement of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Proxies may also be deposited with the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.
Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and indicated on the materials provided to them and ensure that instructions respecting the Meeting and the voting of their common shares are communicated to the appropriate person.

INSTRUCTIONS TO ATTEND AND VOTE AT THE MEETING
The Meeting will be hosted virtually via live audio webcast at:
Link: https://virtual-meetings.tsxtrust.com/1405
Password: sphere2022
You should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.
Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:
1. Type in https://virtual-meetings.tsxtrust.com/1405 on your browser at least 15 minutes before the Meeting starts.
2. Click on “I have a control number”.
3. Enter your 12-digit control number (on your proxy form).
4. Enter the password: sphere2022 (case sensitive).
5. When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.
Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:
1. Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2. Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.
3. Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4. Type in https://virtual-meetings.tsxtrust.com/1405 on your browser at least 15 minutes before the Meeting starts.
5. Click on “I have a control number”.
6. Enter the control number provided by tsxtrustproxyvoting@tmx.com
7. Enter the password: sphere2022 (case sensitive).
8. When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.
If you are a registered Shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You and your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
If you are a Non-Registered Holder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
Guests can also listen to the Meeting by following the steps below:
1.Type in https://virtual-meetings.tsxtrust.com/1405 on your browser at least 15 minutes before the Meeting starts.
2.Click on “I am a Guest”.
3.Guests do not need a control number or password.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com. If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences, if you wish to do so. It is your responsibility to ensure connectivity for the duration of the Meeting. You should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.
Whether or not you plan to participate at the Meeting, to ensure that your shares are represented and voted at the meeting, either vote your shares: (i) by completing and returning your proxy card mailed to you; or (ii) electronically over the Internet. Voting instructions are printed on your proxy card and included in the Circular. Please vote as promptly as possible in order to ensure your representation at the meeting. Submitting your instructions by any of these methods will not affect your right to attend the virtual meeting.

DATED as of the 18th day of November 2022.

BY ORDER OF THE BOARD
Duncan McEwan
Chairman of the Board